GXO Logistics, Inc.
Five American Lane
Greenwich, Connecticut 06831
VIA EDGAR
May 14, 2021
Kevin Dougherty
Tim Levenberg
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    GXO Logistics, Inc.
Draft Registration Statement on Form 10
Confidentially Submitted March 19, 2021
CIK No. 0001852244
Dear Messrs. Dougherty and Levenberg:
    This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 15, 2021 regarding GXO Logistics, Inc.’s (the “Company”) draft registration statement on Form 10 (the “Registration Statement”) confidentially submitted to the Securities and Exchange Commission on March 19, 2021. In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the EDGAR system today.
    For your convenience, the Staff’s comments are set forth in bold, followed by the Company’s responses. All page references in the responses set forth below refer to pages of Amendment No. 1.
Unaudited Pro Forma Condensed Combined Statements of Operations, page 48
1.Please expand your disclosure to present historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02-(a)(9)(i) of Regulation S-X.
Response: The Company acknowledges the Staff’s comment, and once the distribution ratio is determined, we will expand our disclosure in subsequent amendments to include basic and diluted per share amounts based on continuing operations attributable to the controlling interests as well as the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations.

U.S. Securities and Exchange Commission
May 14, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65
2.You frequently cite multiple factors as contributing to changes in your operating results. When multiple factors materially contribute to a change in your results please quantify the impact of each factor and the underlying reasons for the changes in your operating results. Please also discuss and analyze your financial condition and material changes in your financial condition. Refer to Item 303(a) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and has expanded our disclosure on pages 69-70 of Amendment No. 1 to quantify the impact, to the extent material, of the underlying reasons for changes in our operating results. Additionally, we respectfully advise the Staff that we have discussed and analyzed any material changes in our financial condition on page 71 of Amendment No. 1.
3.Within your results of operations, you disclose changes in revenues year over year attributable to growth or decline in revenues from your European or North American businesses and/or the impact of foreign currency impacts. You provide additional detail in the XPO Logistics fourth quarter / full year earnings release and earnings call transcript regarding logistics data from your European and North American operations. Please include additional details in your MD&A discussion of the impact of the results from each subdivision of the business where necessary to an understanding of your subdivisions and of the registrant as a whole. See Item 303(b) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and has expanded our disclosure on pages 69-70 of Amendment No. 1 to address the impact of the results of each subdivision.
Notes to Combined Financial Statements
2. Basis of Presentation and Significant Accounting Policies
Segment Reporting, page F-12
4.You aggregate two operating segments into a single reporting segment. Tell us the two operating segments identified and the basis for such identification under ASC 280-10-50-1 through 50-9. Please also tell us how the aggregation criteria in ASC 280-10-50-11 are met.
Response: The Company respectfully advises the Staff that the Company has determined it has two operating segments based on the services it provides to its customers in two distinct geographies — North American Logistics (“NA Logistics”) and European Logistics (“European Logistics”). Each of these operating segments has its own segment manager.
Both NA Logistics and European Logistics provide the same service of managing customers’ warehouse and distribution centers; NA Logistics provides such services in North America and European Logistics provides such services in Europe. The Company has aggregated these two operating segments into a single reporting segment because (i) each operating segment provides the same service to its customers, (ii) aggregation is

U.S. Securities and Exchange Commission
May 14, 2021

consistent with the manner in which our chief operating decision maker (“CODM”) manages the Company’s business, and (iii) the aggregation criteria of ASC 280-10-50-11 is met.
The Company is organized and managed based on how our CODM regularly reviews and evaluates information at each operating segment level. In particular, our CODM communicates performance targets to the two segment managers, allocates resources to the two segments, and regularly meets with the segment managers (including through monthly and quarterly operating reviews) to monitor segment performance. These reviews focus on the following metrics/attributes at the operating segment level: total revenue; organic revenue growth; operating income; adjusted EBITDA; gross and net capex; risks and opportunities to the forecast; key sales metrics, including ‘closed/won’ performance and sales pipeline; and accounts receivable past due (“aging”) performance. Additionally, our CODM determines the annual performance targets and operating budgets at the operating segment level.
As noted above, we have aggregated the NA Logistics and European Logistics operating segments into a single reporting segment. This aggregation is consistent with the criteria set forth in ASC 280-10-50-11, which provides that two or more operating segments may be aggregated into a single reporting segment if (i) aggregation is consistent with the principles of segment reporting; (ii) the segments have similar economic characteristics; and (iii) the segments are similar in all of the following areas:1 (1) nature of products and services, (2) type or class of customer, (3) methods used to distribute services, and (4) the regulatory environment, if applicable. As set forth below, both operating segments are substantially similar on all of the economic characteristics applicable to aggregation.
1. Nature of Products and Services. NA Logistics and European Logistics’ businesses are virtually identical, with the only substantive difference being the geographies covered. The essence of both businesses is managing the warehouse and distribution centers of their customers, and the customer types are substantially similar.
2. Type or Class of Customer. We note there is significant customer overlap (defined as instances where the same customer does business with both NA Logistics and European Logistics) and there is significant commonality as it relates to end-market industry exposure. With respect to customer overlap, we note the following:
•40% of the Company’s 2020 combined revenues are attributable to customers who do business with both our NA Logistics business and our European Logistics business, and
•The Company’s top 50 customers represent $4.2 billion (approximately 70%) of the 2020 combined revenues, and of these top 50 customers, 24 (approximately half) are overlapping and account for 51% of the $4.2 billion in revenue.
We also note that both operating segments have significant exposure to the retail/e-commerce, food and beverage, and consumer goods sectors.
1 ASC 280-10-50-11 (b) specifies that the nature of the production processes must be similar as well, however, this criterion is not applicable to the Company’s business.

U.S. Securities and Exchange Commission
May 14, 2021

3. Methods Used to Distribute Services. Both NA Logistics and European Logistics provide services primarily in large warehouses and distribution centers that employ significant numbers of hourly workers leveraging technology and processes that are shared across the Company. In both of our operating segments, our employees are in regular contact with our customers, including large customers with multinational markets. Additionally, the two operating segments have similar IT infrastructures, closely collaborate on go-to-market strategies and share data on the same customer relationship management platform, as they sell and distribute services to the same customer verticals, such as retail/e-commerce, food and beverage and consumer goods.
4. Regulatory Environment. We believe the regulatory and economic environments in which our NA Logistics and European Logistics operating segments operate are sufficiently similar to support aggregation. In neither region are our operating segments engaging in business activities that would be considered “heavily regulated,” such as petroleum and coal products manufacturing, electric power generation, oil and gas extraction or pharmaceutical or medicine manufacturing. The regulatory environments applicable to both our North American and European logistics services essentially focus on protecting people, warehoused goods and the environment. This focus is reflected in the setup of our logistics hubs, the installation and maintenance of safety equipment, and the use of specific operational and safety processes.
Both our North American and European logistics operations are subject to a broad range of similar environmental, health and safety requirements, including those relating to the discharge of hazardous substances into soils and waters, emissions of toxic air pollutants, and the generation, handling, disposal, storage and release of solid and hazardous substances and wastes, and human health and safety. In the course of our logistics operations, we may be asked to store, transport or arrange for the storage or transportation of substances defined as hazardous under applicable laws. If a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in, or have liability for, the response costs and remediation of such release and/or we may be subject to claims for personal injury, property damage and damage to natural resources. Further, at sites on which we operate or have previously operated, or where we have disposed or arranged for the disposal of hazardous substances, we could be liable for historical contamination, regardless of fault or the legality of the original conduct.
In addition, some of our logistics operations in both North America and Europe involve contracts and business with government entities, as a result of which we are subject to various government contracting, acquisition, and procurement regulations. We are generally also subject to broadly similar anti-money laundering legislation and a number of anticorruption laws and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar legislation in the other jurisdictions in which we operate.
Our regulatory compliance costs are an ordinary operating cost of both our North America and European Logistics businesses. We do not believe that costs of regulatory compliance and the cost of compliance with anti-money laundering and anticorruption laws and regulations have had a material impact on our logistics operations to date, nor

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May 14, 2021

do they present a material difference in the current or expected future operational performance of our North America and European Logistics operating segments.
With respect to the economies of North America and Europe, they are both large, mature markets experiencing similar developments related to the proliferation of e-commerce, supply chain outsourcing, and warehouse automation. Additionally, each economy generally supports the free movement of goods and money. Lastly, within each market, large multinational corporations with international supply chains are a dominant force. For both our North America and European Logistics businesses, the vast majority of all revenue and expense transactions are denominated in the functional currency of the respective entity and, as such, there is no significant foreign currency transaction risk which impacts the results of operations of either operating segment. We believe the North American and European markets are sufficiently similar to support aggregation into a single operating segment.
ASC 280 also provides that operating segments must have similar economic characteristics to be aggregated. When assessing whether the NA Logistics and European Logistics businesses have similar economic characteristics, we considered operating margins. As the following table illustrates, the average variance in operating margins for the three-year period ended December 31, 2019 was approximately 0.75 percentage points. The variance in 2020 was more pronounced because of the impact of COVID-19 and the loss of certain customers in NA Logistics; however, we expect the operating segments’ margins to converge going forward. For instance, our forecast for 2024 contemplates a margin differential of 0.67 percentage points, in line with historical trends. Moreover, since both NA Logistics and European Logistics offer the same service to similar (and overlapping) customer bases in similar regulatory and economic environments, our expectation would be that the two operations would continue to exhibit similar economic characteristics over extended periods of time. For all of these reasons, we consider the two operating segments to have similar economic characteristics and to satisfy the criteria for aggregation (into a single reporting segment) under ASC 280.

Operating Margins
	2017	2018	2019	2020
NA Logistics	4.2%	4.1%	3.5%	-0.2%
European Logistics	3.6%	3.2%	4.3%	3.8%
Difference	0.6pp	0.9pp	(0.8)pp	4.0pp
5.Please disclose revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40.
Response: The Company acknowledges the Staff’s comment and advises the Staff that it considered the guidance for entity-wide disclosures related to revenues from external customers for products and services under ASC 280-10-50-40 and determined that additional disclosure of our services on a disaggregated basis is not meaningful to allow investors to understand our business activities, historical performance or future prospects. Although our services comprise a mix of warehousing and distribution, order fulfillment, reverse logistics and other supply chain services, the nature and scope of activities involved in providing these services — providing technology-enabled, customized

U.S. Securities and Exchange Commission
May 14, 2021

solutions — are similar. Further, within our financial and management systems, we do not differentiate among these service types. The highly integrated nature of the services is managed and reported as a single aggregate service.
Supplementally, and consistent with ASC 606-10-50-5, we advise the Staff that in Note 4 to the combined financial statements we have disaggregated our revenues by our customers’ industry sector as (i) this presentation is consistent with the financial information used by management when making operating decisions, and (ii) this information is relevant to assessing how economic factors affect the nature, amount, timing and uncertainty of revenues and cash flows.
If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at +44 (0)-1604-737-217 or malcolm.wilson@xpo.com, or Lance Robinson, Chief Accounting Officer of XPO Logistics, Inc. at 203-413-4001 or Lance.Robinson@xpo.com.

Sincerely,

/s/ Malcolm Wilson
Malcolm Wilson
cc:     Yolanda Guobadia, Staff Accountant, U.S. Securities and Exchange Commission
Gus Rodriguez, Accounting Branch Chief, U.S. Securities and Exchange Commission
David Wyshner, Chief Financial Officer, XPO Logistics, Inc.
Lance Robinson, Chief Accounting Officer, XPO Logistics, Inc.
Karlis P. Kirsis, Corporate Secretary
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz